UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.    )*

Lipocine Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

53630X 10 4
(CUSIP Number)

July 24, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UCB Manufacturing Ireland Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 580,402
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 580,402
	8.	SHARED DISPOSITIVE POWER 0
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,402
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. (a)	Name of Issuer:

Lipocine Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

675 Arapeen Drive
Suite 202
Salt Lake City, Utah 84108

Item 2. (a)	Name of Person Filing:

The names of the entity filing this statement on Schedule 13G is UCB Manufacturing Ireland Ltd. (the “Reporting Person”):

(b)	Address of Principal Office or, if none, Residence:

The business address of the Reporting Person is Shannon Industrial Estate, Shannon, County Clare, Ireland.

(c)	Citizenship or Place of Organization:

The Reporting Person is a limited company organized under the laws of Ireland.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number:

53630X 10 4

Item 3.     If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.   Ownership:

(a)	Amount beneficially owned:

The Reporting Person beneficially owns 580,402 shares of common stock.

(b)	Percent of class:

The Reporting Person’s beneficial ownership of 580,402 shares of common stock represents 12.3% of all of the outstanding shares of common stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 580,402 shares

(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 580,402 shares

(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.                Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2013

UCB Manufacturing Ireland Ltd.

By:	/s/ Ken McCauley
Name: Ken McCauley
Title: Company Secretary